# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton St., 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 09/22/2025
Filed by CIK 0001556984
Persons authorized to receive notices and communications: Pine Brook Capital Partners II, c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, Suite 3014, New York, New York (NY), 10165, (212) 847-4333

## Reporting persons
- Pine Brook Capital Partners II, L.P. (CIK 0001556984): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pine Brook Road Associates II, L.P. (CIK 0001774259): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pine Brook Road Advisors, L.P. (CIK 0001630691): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PBRA, LLC (CIK 0001615816): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEWMAN HOWARD H (CIK 0001013026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton St., 80th Floor, Suite A, New York, New York (NY), 10007
Comment: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to the Schedule 13D ("Amendment No. 1") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission on September 1, 2023 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Better Home & Finance Holding Co (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Reporting Persons may be deemed to beneficially own 0 shares of Class A Common Stock, or approximately 0% of the shares of Class A Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 5(a) of this Amendment No. 1 is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On September 22, 2025, PBCP II sold 995,660 shares of Class A Common Stock, which represented the total quantity of Class A Common Stock the Reporting Persons beneficially owned after the Issuer effected a 1-for-50 reverse stock split on August 16, 2024. The transactions in the Class A Common Stock effected by the Reporting Persons within the past sixty days are set forth in Exhibit 2 attached hereto.

Except as set forth in Exhibit 2, none of the Reporting Persons have engaged in any transactions with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

On September 22, 2025, the Reporting Persons ceased to beneficially own more than 5% of the shares of Class A Common Stock outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Description

Exhibit 2: Schedule of Transactions

## Signatures
- Pine Brook Capital Partners II, L.P.: /s/ Howard Newman, Howard Newman, Chairman and Chief Executive Officer of PBRA, LLC, General Partner of Pine Brook Road Associates II, L.P., its General Partner (09/24/2025)
- Pine Brook Road Associates II, L.P.: /s/ Howard Newman, Howard Newman, Chairman and Chief Executive Officer of PBRA, LLC, its General Partner (09/24/2025)
- Pine Brook Road Advisors, L.P.: /s/ Howard Newman, Howard Newman, Chairman and Chief Executive Officer of PBRA, LLC, its General Partner (09/24/2025)
- PBRA, LLC: /s/ Howard Newman, Howard Newman, Chairman and Chief Executive Officer (09/24/2025)
- NEWMAN HOWARD H: /s/ Howard Newman, Howard Newman (09/24/2025)